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08028590

) STATES
CHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING 12/31/07___

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dimension Brokerage LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 Fifth Avenue. 5th Floor

                                 (No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip G. Potter, Partner   (212) 531-8502

                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA

                           (Name – if individual, state last, first, middle name)

110 Wall Street, 11th Floor	NY	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

3/20

OATH OR AFFIRMATION

I, __Philip Potter__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Dimension Brokerage, LLC__ , as
of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                                        Signature

                                                                               Partner
                                                                          _____
                                                                                                         Title

_____
                    Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIMENSION BROKERAGE LLC
JANUARY 1, 2007 THROUGH DECEMBER 31, 2007

INDEX

Independent auditor's report

Statement of financial condition

Notes to financial statement

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Members of Dimension Brokerage LLC:

I have audited the accompanying statement of financial condition of Dimension Brokerage LLC as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Dimension Brokerage LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Joseph Amundsen, CPA
New York, New York
February 25, 2008

Dimension Brokerage LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash	$ 10,827
Receivables from brokers or dealers	914,661
Securities owned, at market value	476,127
Prepaid assets	5,525
Total Assets	1,407,140

Liabilities and Member's Equity

Accounts payable and accrued expenses	102,601
Securities sold, not yet purchased	95,390
Brokerage fee payable	16,534
Total Liabilities	214,525
Member's equity	
Total Member's Equity	1,192,615
Total Liabilities and Member's Equity	$ 1,407,140

See accompanying notes to financial statements.

Dimension Brokerage LLC

Notes to Financial Statements

For the Year Ended December 31, 2007

1. Significant Accounting Policies

Dimension Brokerage LLC (the Company) was organized in the State of New York. The Company is an introducing broker-dealer registered with the Philadelphia Stock Exchange and the Securities and Exchange Commission. The Company specializes in proprietary trading of equities.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Trading Profits and Net Income

The Company is organized as a partnership, with various classes of partners. Class C partners are entitled to a varying percentage of the Company trading profits. In 2007, the Company had trading profits of $6,860,903. Class C partners were entitled to $8,052,330 of these profits and retained profits as a partnership distribution. The Company had net comprehensive loss of $1,191,427.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company was in compliance with these regulations.

4. Income Taxes

The Company is a limited liability company with Class A, Class B, and Class C partners. Taxed as a partnership, the Company has no Federal or New York State tax liabilities. The Company is liable for NYS minimum tax, but not NYC unincorporated business tax. The Company is eligible tax relief in NYC because of a specific tax provision in the NYC code.

5. Related Parties

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support.

6. Receivables from Brokers or Dealers

The company uses a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company to satisfy its obligations in connection with security transactions. As of December 31, 2007, obligations to the clearing broker were collateralized by cash and securities with a market value in excess of the obligations.

In the normal course of business, the Company may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company. It is the policy of the clearing broker to value the short position daily and to obtain additional deposits where deemed appropriate.
report.



END